UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. I

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UNITY HOLDINGS, INC.

(Name of Subject Company (issuer))

UNITY HOLDINGS, INC.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

913299103

(CUSIP Number of Class of Securities)

ELI D. MULLIS

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

UNITY HOLDINGS, INC.

P.O. BOX 200308

CARTERSVILLE, GA 30120-9006

(770) 606-0555

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation	Amount of filing fee
$1,300,000	$139.10

*Calculated solely for the purpose of determining the filing fee, in accordance with Rule 0-11 and based upon the purchase of 50,000 shares of common stock at the tender offer price per share of $26.00.

_________________________________________________________________________

TCheck the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$139.10
Form or Registration No.:	Schedule TO
Filing Party:	Unity Holdings, Inc.
Date Filed:	February 14, 2006

£Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

£third-party tender offer subject to Rule 14d-1.
Tissuer tender offer subject to Rule 13e-4.
£going-private transaction subject to Rule 13e-3.
£amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: £

      This Amendment No. I (the "Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission ("SEC") on February 14, 2006 (the "Schedule TO") relating to the tender offer by Unity Holdings, Inc.("Unity"), to purchase up to 50,000 shares of its common stock, par value $.01 per share, at a price, net to the seller in cash, without interest thereon, of $26.00 per share, upon the terms and subject to the conditions set forth in its Offer to Purchase dated February 15, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal") which are filed as Exhibits 99(a)(1)(A) and 99(a)(1)(B) to the Schedule TO, respectively.

ITEM 1.    SUMMARY TERM SHEET.

      The information set forth in Item I of Schedule TO is hereby amended and supplemented by the following:

(a)    The information in the third question and answer under "Summary" on page 1 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Q.	HOW AND WHEN WILL I BE PAID?
A.

You will be paid the purchase price, in cash, without interest promptly after the expiration of the offer and the acceptance of the shares for payment.  There may be tax consequences to receiving this payment.  SEE SECTIONS 1, 3 and 5.

ITEM 4.     TERMS OF THE TRANSACTION.

The information set forth in Item 4(a) of Schedule TO is hereby amended and supplemented by the following:

(a)    The information in the first paragraph under the subcaption "Number of Shares; Proration" in the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

       Subject to the terms and conditions described in this document, we will purchase up to 50,000 shares of our common stock at a price of $26.00 per share.  To be purchased, shares must be validly tendered and not withdrawn in accordance with Section 4 prior to the Expiration Time.  The term "Expiration Time" means 5:00 p.m., New York time, on Friday, March 31, 2006, or such later date as we determine as the period of time during which our offer will remain open.  If we extend our offer, the term "Expiration Time" will mean the latest time and date at which our offer, as so extended by us, expires.  See Section 13 for a description of our right to extend, delay, terminate, or amend our offer.

(b)    The information under the subcaption "Withdrawal Rights" of the Offer to Purchase is hereby supplemented to include the following paragraph:

       In addition, stock tendered pursuant to this offer may be withdrawn if not yet accepted for payment by the Company after the expiration of forty (40) business days from February 15, 2006, which is the commencement of this tender offer.

(c)    The information under the subcaption "Purchase of Shares and Payment of Purchase Price" of the Offer to Purchase is hereby amended and supplemented in its entirety to read as follows:

5.    PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

      Promptly following the Expiration Time, we will accept for payment and pay for (and thereby purchase) stock validly tendered and not withdrawn prior to the Expiration Time.  In accordance with applicable regulations of the Commission, we may purchase an additional amount of stock not to exceed 2% of the outstanding stock pursuant to our offer without amending or extending the offer.  If:

(a)  we increase or decrease the price to be paid for our stock in our offer, or

(b)  we increase the number of shares being sought in our offer by more than 2% of the outstanding stock, and

(c)  in either case, our offer is scheduled to expire at any time earlier than the 10th business day from, and including, the date that notice of such increase or decrease is first published, sent, or given in the manner specified in Section 13, our offer will be extended until the expiration of such period of 10 business days.

      We will pay for all of the stock accepted for payment pursuant to our offer promptly after the Expiration Time.  In all cases, payment for stock tendered and accepted for payment pursuant to our offer will be made promptly (subject to possible delay in the event of proration), but only after timely receipt by us of certificates for stock and all properly completed documents required by this offer.

      In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Time.  We do not expect to be able to announce the final results of any proration and commence payment for stock purchased until approximately three business days after the Expiration Time.  Certificates for all stock tendered and not purchased due to proration or because the Letter of Transmittal was not properly completed will be returned to the tendering shareholder promptly after the Expiration Time without expense to the tendering shareholders.  Under no circumstances will interest on the purchase price be paid by us because of any delay in making payment.  In addition, if certain events occur, we may not be obligated to purchase stock pursuant to our offer.  See Section 6.

      In most cases, we will pay or cause to be paid all stock transfer taxes, if any, payable on the transfer to us of stock purchased pursuant to our offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by our offer) if unpurchased stock is to be registered in the name of, any person other than the registered holder(s), or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder(s) or such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted.

(d)    The information in the last paragraph under subcaption "Certain Conditions of the Offer" of the Offer to Purchase is hereby amended and supplemented in its entirety to read as follows:

       The foregoing conditions are for our sole benefit and may be asserted by us on or before the Expiration Time and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion.  Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time or before the Expiration Time.  Any determination by us concerning the events described above will be final and binding on all parties.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITY HOLDINGS, INC

February 28, 2006

MICHAEL L. McPHERSON
Michael L. McPherson
President and Chief Executive Officer

EXHIBIT INDEX
TO

AMENDMENT NO. I
SCHEDULE TO
DATED FEBRUARY 28, 2006
Pursuant to Section 102(d) of Regulation S-T
(17 C.F.R. {section}232.102(d))

99.(a)(1)(A)	*Offer to Purchase dated February 15, 2006.
99.(a)(1)(B)	*Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
99.(a)(1)(C)	*Notice of Guaranteed Delivery.
99.(a)(1)(F)	*Form of Letter to Shareholders

* Previously filed with Schedule TO on February 14, 2006.